Rule 424(b)(2)
                                        Registration Statement No.  333-86387


Prospectus Supplement
(To Prospectus dated October 7, 1999)


                                  $150,000,000

                      South Carolina Electric & Gas Company
                              First Mortgage Bonds
                        6.70% Series due February 1, 2011
                                 --------------

     South Carolina Electric & Gas Company will pay interest on the New Bonds on February 1 and August 1 of each year. SCE&G will make the first interest payment on August 1, 2001. The New Bonds may be redeemed at any time at the option of SCE&G, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the New Bonds being redeemed, plus accrued interest to the redemption date, and (ii) the Make-Whole Amount, if any. See "Description of the New Bonds Optional Redemption."

         SCE&G has its principal office at 1426 Main Street, Columbia, South Carolina 29201, telephone (803) 217-9000.
                                 --------------

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                                         Per New Bond                Total

Price to Public                             99.753%           $149,629,500
Underwriting Discount                         0.650%          $       975,000
Proceeds, before expenses, to SCE&G         99.103%           $148,654,500
---------------

         We expect the New Bonds will be ready for delivery in book-entry form only through The Depository Trust Company on or about January 24, 2001.

                                 ---------------

                           Joint Book-Running Managers

Banc of America Securities LLC                  Wachovia Securities, Inc.
                                 --------------

           The date of this prospectus supplement is January 19, 2001.

         You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



                                TABLE OF CONTENTS

                                                                    Page

                              Prospectus Supplement

Use of Proceeds......................................................S-3
Selected Financial Data..............................................S-4
Description of the New Bonds.........................................S-5
Basis for Issuance of the New Bonds..................................S-6
Underwriting.........................................................S-6
Experts..............................................................S-8
Validity of the New Bonds............................................S-8


                                   Prospectus

About This Prospectus...................................................2
Where You Can Find More Information.....................................2
South Carolina Electric & Gas Company...................................3
Ratio of Earnings to Fixed Charges......................................3
Use of Proceeds.........................................................3
Description of the New Bonds............................................3
Book-Entry System......................................................13
Plan of Distribution...................................................16
Experts................................................................17
Validity of the New Bonds..............................................17

                                 USE OF PROCEEDS

         SCE&G will use the net proceeds from the sale of the New Bonds for the repayment of short-term debt and for general corporate purposes.

                                       SELECTED FINANCIAL DATA

                                                       Three Months Ended
                                              September 30,       September 30,
                                                  2000                1999
                                                   (Dollars in Thousands)
                                                        (Unaudited)
Consolidated Statements of Income Data:
  Operating Revenues                           $  448,105        $  431,063
  Operating Income                                154,861           147,875
  Income Before Interest Charges                  157,878           149,943
  Interest Charges                                 27,366            26,560
  AFC (includes allowance for both
      equity and borrowed funds)                    1,606               860
 Preferred Dividend Requirement of Company -
     Obligated Mandatorily Redeemable
      Preferred Securities                            944               944
  Net Income                                       82,038            76,635
Ratio of Earnings to Fixed Charges (1)               4.24              3.90
Net Utility Plant                              $3,552,757        $3,475,637

                                                           As of September 30, 2000
                                                 Actual  Percentage  Adjusted(2) Percentage(2)
                                                            (Dollars in Thousands)
                                                                 (Unaudited)
Capitalization:
   Long-Term Debt (3)                            1,267,722    41%   1,417,722       44%
   Cumulative Preferred Stock                      106,261      3     106,261        3
     (not subject to purchase or sinking funds)
   Cumulative Preferred Stock
     (subject to purchase or sinking funds)(4)      10,454             10,454
   Company - Obligated Mandatorily
     Redeemable Preferred Securities of the
     Company's Subsidiary Trust, SCE&G
     Trust I                                        50,000     2       50,000        2
   Common Stock Equity                           1,650,524    54    1,650,524       51
                                                 ---------  ----    ---------      ----
   Total                                         3,084,961   100%    3,234,961      100%
                                                 =========    ===     =========     ===


(1) For purposes of these ratios, earnings represent net income plus income taxes and fixed charges. Fixed charges represent interest and the estimated interest portion of annual rentals. These ratios are for the twelve months ended September 30, 2000 and 1999, respectively.
(2) Gives effect to the sale of all the New Bonds offered hereby. (3) Excludes current portion of long-term debt of $27,578. (4) Excludes current portion of preferred stock of $560.

                          DESCRIPTION OF THE NEW BONDS

         SCE&G will issue the First Mortgage Bonds, 6.70% Series due February 1, 2001 (the "New Bonds") under the Indenture dated as of April 1, 1993, as supplemented (the "Mortgage"), made by SCE&G to The Bank of New York, successor to NationsBank of Georgia, National Association, as trustee (the "Trustee"). The following information concerning the New Bonds supplements and should be read in conjunction with the statements under "Description of the New Bonds" in the accompanying prospectus.

Form and Denomination

         The New Bonds will be issued as one or more global bonds in the name of Cede & Co., as nominee for The Depository Trust Company, New York, New York and will be available only in book-entry form. See "Book-Entry System" in the accompanying prospectus.

Interest and Maturity

         SCE&G will pay interest on the New Bonds from January 26, 2001, at the rate of 6.70% per annum (based upon a 360-day year of twelve 30-day months), semiannually on February 1 and August 1 of each year commencing on August 1, 2001, to holders of record on the preceding January 15 and July 15, respectively. The New Bonds will mature February 1, 2011. The principal and interest are payable at the office or agency of SCE&G in Atlanta, Georgia (currently, the Trustee). The New Bonds will be limited to $150,000,000 in aggregate principal amount.

Optional Redemption

         The New Bonds may be redeemed at any time at the option of SCE&G, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the New Bonds being redeemed, plus accrued interest thereon to the redemption date, and (ii) the Make-Whole Amount, if any, with respect to such New Bonds (the "Redemption Price").

         "Make-Whole Amount" means the excess, if any, of (i) the aggregate present value as of the date of any optional redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such dollar of principal if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over (ii) the aggregate principal amount of the New Bonds being redeemed.

         "Reinvestment Rate" means .25% (twenty-five one-hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the
caption "Treasury Constant   Maturities"   for  the  maturity   (rounded  to
the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

         "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by SCE&G.

                       BASIS FOR ISSUANCE OF THE NEW BONDS

         SCE&G will issue the New Bonds upon the basis of $150,000,000 of Class A Bonds held by the Trustee and designated by SCE&G as the basis for such issuance. After the issuance of the New Bonds, SCE&G will be able to issue $515,035,000 of additional Bonds on the basis of a like principal amount of Class A Bonds held by the Trustee and available for such purpose. See "Description of the New Bonds" in the accompanying prospectus.

                                  UNDERWRITING

         Subject to the terms and conditions contained in the Underwriting Agreement between SCE&G and the Underwriters named below, SCE&G has agreed to sell to the Underwriters, and each of the Underwriters has agreed to purchase from SCE&G, the respective principal amount of New Bonds set forth opposite its name. In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the entire aggregate principal amount of the New Bonds if any New Bonds are purchased.

                                                   Principal Amount
         Underwriters                                 of New Bonds

Banc of America Securities LLC. . . . . . . . .  .    $  75,000,000
Wachovia Securities, Inc.  . . . . . . . . . . .. . . .  75,000,000
              Total . . . . . . . . . . . . . .  . . . $150,000,000

         SCE&G has been advised by the Underwriters that they propose initially to offer the New Bonds to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the New Bonds. The Underwriters may allow and such dealers may reallow a concession not in excess of 0.325% of the principal amount. After the initial public offering, the public offering price and the concessions may be changed.

         The New Bonds are a new issue of securities with no established trading market. SCE&G does not intend to apply for listing of the New Bonds on a national securities exchange. The Underwriters have told SCE&G that they presently intend to make a market in the New Bonds, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the New Bonds. Any market making by the Underwriters may be discontinued at any time at the sole discretion of the Underwriters. No assurance can be given as to whether a trading market for the New Bonds will develop or as to the liquidity of any trading market.

         Until the distribution of the New Bonds is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the New Bonds. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the New Bonds. Possible transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the New Bonds.

         If the Underwriters create a short position in the New Bonds in connection with this offering, that is, if they sell a greater aggregate principal amount of New Bonds than is set forth on the cover page of this prospectus supplement, the Underwriters may reduce that short position by purchasing New Bonds in the open market. The Underwriters may also impose a penalty bid on certain selling group members. This means that if an Underwriter purchases New Bonds in the open market to reduce its short position or to stabilize the price of the New Bonds, it may reclaim the amount of the selling concession from the selling group members who sold those New Bonds as part of the offering.

         In general, purchases of a security for the purposes of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a New Bond to the extent that it were to discourage resales of the New Bonds.

         Neither SCE&G nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the New Bonds. In addition, neither SCE&G nor the Underwriters make any representation that the Underwriters will engage in such transactions. Such transactions, once commenced, may be discontinued without notice.

         SCE&G has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

         The Underwriters and their affiliates have from time to time performed, and may continue to perform in the future, investment banking services for SCE&G, for which customary compensation has been received.

         SCE&G estimates that its total expenses relating to the offering, not including the underwriting discount, will be approximately $100,000.


                                     EXPERTS

         The statements made under "Description of the New Bonds" in the accompanying prospectus, as to matters of law and legal conclusions, have been reviewed by H. Thomas Arthur, Esq., and such statements are made upon the authority of such counsel as an expert. Mr. Arthur is a Senior Vice President, the General Counsel and an Assistant Secretary of SCE&G.


                            VALIDITY OF THE NEW BONDS

         The validity of the New Bonds will be passed upon for SCE&G by McNair Law Firm, P.A., of Columbia, South Carolina and by H. Thomas Arthur, Esq. of Columbia, South Carolina, and for the Underwriters by Thelen Reid & Priest LLP, of New York, New York. Thelen Reid & Priest LLP will rely as to all matters of South Carolina law upon the opinion of H. Thomas Arthur, Esq. Thelen Reid & Priest LLP from time to time renders legal services to SCE&G.

         At December 31, 2000, H. Thomas Arthur, Esq., owned beneficially 12,453 (and options to purchase 8,796) shares of SCANA Corporation's Common Stock, including shares acquired by the trustee under its Stock Purchase-Savings Plan by use of contributions made by Mr. Arthur and earnings thereon and including shares purchased by such trustee by use of SCANA contributions and earnings thereon.

                                  $150,000,000

                      South Carolina Electric & Gas Company


                              First Mortgage Bonds

                        6.70% Series due February 1, 2011





                              Prospectus Supplement
                                January 19, 2001




                           Joint Book-Running Managers


       Banc of America Securities LLC             Wachovia Securities, Inc.